UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-11176

                          For the month of May, 2009.

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F |X|             Form 40-F |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

         Yes       |_|             No        |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

         Yes       |_|             No        |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes       |_|             No        |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               GRUPO SIMEC, S.A.B. de C.V.
                                                      (Registrant)

Date: May 6, 2009.                         By: /s/ Luis Garcia Limon
                                               ------------------------------
                                               Name:  Luis Garcia Limon
                                               Title: Chief Executive Officer

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2008 AND 2007
                          (thousands of Mexican pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
 REF                               CONCEPTS                                    CURRENT YEAR              PREVIOUS YEAR
  S
--------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT             %      AMOUNT             %
--------------------------------------------------------------------------------------------------------------------------
 s01     TOTAL ASSETS                                                    30,814,017          100   22,841,257          100
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s02     CURRENT ASSETS                                                  13,045,429           42   14,453,755           63
--------------------------------------------------------------------------------------------------------------------------
 s03     CASH AND SHORT-TERM INVESTMENTS                                    576,741            2    6,396,155           28
--------------------------------------------------------------------------------------------------------------------------
 s04     ACCOUNTS AND NOTES RECEIVABLE (NET)                              2,855,472            9    2,481,189           11
--------------------------------------------------------------------------------------------------------------------------
 s05     OTHER ACCOUNTS AND NOTES RECEIVABLE                                504,818            2      574,002            3
--------------------------------------------------------------------------------------------------------------------------
 s06     INVENTORIES                                                      8,849,906           29    4,930,404           22
--------------------------------------------------------------------------------------------------------------------------
 s07     OTHER CURRENT ASSETS                                               258,492            1       72,005            0
--------------------------------------------------------------------------------------------------------------------------
 s08     LONG-TERM                                                                0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s09     ACCOUNTS AND NOTES RECEIVABLE (NET)                                      0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s10     INVESTMENT IN SHARES OF NON-CONSOLIDATED
           SUBSIDIARIES AND ASSOCIATES                                            0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s11     OTHER INVESTMENTS                                                        0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s12     PROPERTY, PLANT AND EQUIPMENT (NET)                             10,291,145           33    7,900,638           35
--------------------------------------------------------------------------------------------------------------------------
 s13     LAND AND BUILDINGS                                               3,731,695           12    2,619,597           11
--------------------------------------------------------------------------------------------------------------------------
 s14     MACHINERY AND INDUSTRIAL EQUIPMENT                              12,790,306           42    8,992,073           39
--------------------------------------------------------------------------------------------------------------------------
 s15     OTHER EQUIPMENT                                                    230,015            1      109,237            0
--------------------------------------------------------------------------------------------------------------------------
 s16     ACCUMULATED DEPRECIATION                                         6,847,468           22    4,016,312           18
--------------------------------------------------------------------------------------------------------------------------
 s17     CONSTRUCTION IN PROGRESS                                           386,597            1      196,043            1
--------------------------------------------------------------------------------------------------------------------------
 s18     OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)               7,351,774           24      384,346            2
--------------------------------------------------------------------------------------------------------------------------
 s19     OTHER ASSETS                                                       125,669            0      102,518            0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s20     TOTAL LIABILITIES                                                9,508,520          100    5,589,223          100
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s21     CURRENT LIABILITIES                                              5,255,145           55    2,860,124           51
--------------------------------------------------------------------------------------------------------------------------
 s22     SUPPLIERS                                                        3,399,772           36    2,104,235           38
--------------------------------------------------------------------------------------------------------------------------
 s23     BANK LOANS                                                           8,800            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s24     STOCK MARKET LOANS                                                   4,055            0        3,282            0
--------------------------------------------------------------------------------------------------------------------------
s103     OTHER LOANS WITH COST                                                    0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s25     TAXES PAYABLE                                                      298,251            3       72,551            1
--------------------------------------------------------------------------------------------------------------------------
 s26     OTHER CURRENT LIABILITIES WITHOUT COST                           1,544,267           16      680,056           12
--------------------------------------------------------------------------------------------------------------------------
 s27     LONG-TERM LIABILITIES                                                    0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s28     BANK LOANS                                                               0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s29     STOCK MARKET LOANS                                                       0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s30     OTHER LOANS WITH COST                                                    0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s31     DEFERRED LIABILITIES                                                     0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s32     OTHER NON-CURRENT LIABILITIES WITHOUT COST                       4,253,375           45    2,729,099           49
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s33     CONSOLIDATED STOCKHOLDERS' EQUITY                               21,305,497          100   17,252,034          100
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s34     MINORITY INTEREST                                                3,122,342           15    2,390,179           14
--------------------------------------------------------------------------------------------------------------------------
 s35     MAJORITY INTEREST                                               18,183,155           85   14,861,855           86
--------------------------------------------------------------------------------------------------------------------------
 s36     CONTRIBUTED CAPITAL                                              8,350,900           39    7,181,744           42
--------------------------------------------------------------------------------------------------------------------------
 S79     CAPITAL STOCK                                                    4,142,696           19    4,030,427           23
--------------------------------------------------------------------------------------------------------------------------
 s39     PREMIUM ON ISSUANCE OF SHARES                                    4,208,204           20    3,151,317           18
--------------------------------------------------------------------------------------------------------------------------
 s40     CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                               0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s41     EARNED CAPITAL                                                   9,832,255           46    7,680,111           45
--------------------------------------------------------------------------------------------------------------------------
 s42     RETAINED EARNINGS AND CAPITAL RESERVES                           9,507,958           45    8,550,179           50
--------------------------------------------------------------------------------------------------------------------------
 s44     OTHER ACCUMULATED COMPREHENSIVE RESULT                             324,297            2    (870,068)          (5)
--------------------------------------------------------------------------------------------------------------------------
 s80     SHARES REPURCHASED                                                       0            0            0            0
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
 REF                               CONCEPTS                                    CURRENT YEAR              PREVIOUS YEAR
  S
--------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT             %      AMOUNT             %
--------------------------------------------------------------------------------------------------------------------------
 s03     CASH AND SHORT-TERM INVESTMENTS                                    576,741          100    6,396,155          100
--------------------------------------------------------------------------------------------------------------------------
 s46     CASH                                                               234,679           41      301,766            5
--------------------------------------------------------------------------------------------------------------------------
 s47     SHORT-TERM INVESTMENTS                                             342,062           59    6,094,389           95
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s07     OTHER CURRENT ASSETS                                               258,492          100       72,005          100
--------------------------------------------------------------------------------------------------------------------------
 s81     DERIVATIVE FINANCIAL INSTRUMENTS                                         0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s82     DISCONTINUED OPERATIONS                                                  0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s83     OTHER                                                              258,492          100       72,005          100
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s18     OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)                7,351,774          100      384,346          100
--------------------------------------------------------------------------------------------------------------------------
 s48     DEFERRED EXPENSES                                                3,099,182           42      332,737           87
--------------------------------------------------------------------------------------------------------------------------
 s49     GOODWILL                                                         4,166,160           57       36,258            9
--------------------------------------------------------------------------------------------------------------------------
 s51     OTHER                                                               86,432            1       15,351            4
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s19     OTHER ASSETS                                                       125,669          100      102,518          100
--------------------------------------------------------------------------------------------------------------------------
 s84     INTANGIBLE ASSET FROM LABOR OBLIGATIONS                              3,446            3        5,059            5
--------------------------------------------------------------------------------------------------------------------------
 s85     DERIVATIVE FINANCIAL INSTRUMENTS                                         0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s50     DEFERRED TAXES                                                           0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s86     DISCONTINUED OPERATIONS                                                  0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s87     OTHER                                                              122,223           97       97,459           95
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s21     CURRENT LIABILITIES                                              5,255,145          100    2,860,124          100
--------------------------------------------------------------------------------------------------------------------------
 s52     FOREIGN CURRENCY LIABILITIES                                     3,766,787           72    2,348,357           82
--------------------------------------------------------------------------------------------------------------------------
 s53     MEXICAN PESOS LIABILITIES                                        1,488,358           28      511,767           18
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s26     OTHER CURRENT LIABILITIES WITHOUT COST                           1,544,267          100      680,056          100
--------------------------------------------------------------------------------------------------------------------------
 s88     DERIVATIVE FINANCIAL INSTRUMENTS                                   376,206           24            0            0
--------------------------------------------------------------------------------------------------------------------------
 s89     INTEREST LIABILITIES                                                 5,251            0        3,952            1
--------------------------------------------------------------------------------------------------------------------------
 s68     PROVISIONS                                                               0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s90     DISCONTINUED OPERATIONS                                                  0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s58     OTHER CURRENT LIABILITIES                                        1,162,810           75      676,104           99
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s27     LONG-TERM LIABILITIES                                                    0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s59     FOREIGN CURRENCY LIABILITIES                                             0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s60     MEXICAN PESOS LIABILITIES                                                0            0            0            0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s31     DEFERRED LIABILITIES                                                     0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s65     NEGATIVE GOODWILL                                                        0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s67     OTHER                                                                    0            0            0            0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s32     OTHER NON CURRENT LIABILITIES WITHOUT COST                       4,253,375          100    2,729,099          100
--------------------------------------------------------------------------------------------------------------------------
 s66     DEFERRED TAXES                                                   4,172,251           98    2,672,480           98
--------------------------------------------------------------------------------------------------------------------------
 s91     OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                    34,095            1       18,422            1
--------------------------------------------------------------------------------------------------------------------------
 s92     DISCONTINUED OPERATIONS                                                  0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s69     OTHER LIABILITIES                                                   47,029            1       38,197            1
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s79     CAPITAL STOCK                                                    4,142,696          100    4,030,427          100
--------------------------------------------------------------------------------------------------------------------------
 s37     CAPITAL STOCK (NOMINAL)                                          2,420,230           58    2,307,961           57
--------------------------------------------------------------------------------------------------------------------------
 s69     RESTATEMENT OF CAPITAL STOCK                                     1,722,466           42    1,722,466           43
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
 REF                               CONCEPTS                                    CURRENT YEAR              PREVIOUS YEAR
  S
--------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT             %      AMOUNT             %
--------------------------------------------------------------------------------------------------------------------------
 s42     RETAINED EARNINGS AND CAPITAL RESERVES                           9,507,958          100    8,550,179          100
--------------------------------------------------------------------------------------------------------------------------
 s93     LEGAL RESERVE                                                            0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s43     RESERVE FOR REPURCHASE OF SHARES                                   200,612            2      200,612            2
--------------------------------------------------------------------------------------------------------------------------
 s94     OTHER RESERVES                                                           0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s95     RETAINED EARNINGS                                                7,511,209           79    6,820,510           80
--------------------------------------------------------------------------------------------------------------------------
 s45     NET INCOME FOR THE YEAR                                          1,796,137           19    1,529,057           18
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 s44     OTHER ACCUMULATED COMPREHENSIVE RESULT                             324,297          100    (870,068)          100
--------------------------------------------------------------------------------------------------------------------------
 s70     ACCUMULATED MONETARY RESULT                                              0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 s71     RESULT FROM HOLDING NON-MONETARY ASSETS                                  0            0      132,155         (15)
--------------------------------------------------------------------------------------------------------------------------
 s96     CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION                595,165          184     (31,710)            4
--------------------------------------------------------------------------------------------------------------------------
 s97     CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS          (270,868)         (84)            0            0
--------------------------------------------------------------------------------------------------------------------------
 s98     CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                               0                 (970,513)          112
--------------------------------------------------------------------------------------------------------------------------
 s99     LABOR OBLIGATION ADJUSTMENT                                              0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
s100     OTHER                                                                    0            0            0            0
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)
AUDITED

---------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                            CURRENT YEAR             PREVIOUS YEAR
 S
---------------------------------------------------------------------------------------------------------------------------
                                                                                        AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
S72      WORKING CAPITAL                                                               7,790,284                11,593,631
---------------------------------------------------------------------------------------------------------------------------
S73      PENSIONS FUND AND SENIORITY PREMIUMS                                                  0                         0
---------------------------------------------------------------------------------------------------------------------------
S74      EXECUTIVES (*)                                                                       60                        51
---------------------------------------------------------------------------------------------------------------------------
S75      EMPLOYERS (*)                                                                     1,890                     1,190
---------------------------------------------------------------------------------------------------------------------------
S76      WORKERS (*)                                                                       2,873                     3,196
---------------------------------------------------------------------------------------------------------------------------
S77      COMMON SHARES (*)                                                           497,709,214               474,621,611
---------------------------------------------------------------------------------------------------------------------------
S78      REPURCHASED SHARES (*)                                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
S101     RESTRICTED CASH                                                                       0                         0
---------------------------------------------------------------------------------------------------------------------------
S102     NET DEBT OF NON CONSOLIDATED COMPANIES                                          270,766                         0
---------------------------------------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                 FROM JANUARY 1 TO DECEMBER 31 OF 2008 AND 2007
                          (thousands of Mexican pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
 REF                             CATEGORIES                                    CURRENT YEAR              PREVIOUS YEAR
  R
--------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT             %      AMOUNT             %
--------------------------------------------------------------------------------------------------------------------------
 r01     NET SALES                                                       35,185,220          100   24,106,094          100
--------------------------------------------------------------------------------------------------------------------------
 r02     COST OF SALES                                                   29,796,163           85   20,498,918           85
--------------------------------------------------------------------------------------------------------------------------
 r03     GROSS PROFIT                                                     5,389,057           15    3,607,176           15
--------------------------------------------------------------------------------------------------------------------------
 r04     OPERATING EXPENSES                                               2,273,828            6    1,423,159            6
--------------------------------------------------------------------------------------------------------------------------
 r05     OPERATING INCOME                                                 3,115,229            9    2,184,017            9
--------------------------------------------------------------------------------------------------------------------------
 r08     OTHER INCOME AND (EXPENSE), NET                                    (3,916)            0       21,329            0
--------------------------------------------------------------------------------------------------------------------------
 r06     COMPREHENSIVE FINANCING RESULT                                   (174,661)            0       40,503            0
--------------------------------------------------------------------------------------------------------------------------
 r12     EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 r48     NON ORDINARY ITEMS                                                       0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 r09     INCOME BEFORE INCOME TAXES                                       2,936,652            8    2,245,849            9
--------------------------------------------------------------------------------------------------------------------------
 r10     INCOME TAXES                                                     1,036,303            3      620,674            3
--------------------------------------------------------------------------------------------------------------------------
 r11     INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                     1,900,349            5    1,625,175            7
--------------------------------------------------------------------------------------------------------------------------
 r14     DISCONTINUED OPERATIONS                                                  0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 r18     NET CONSOLIDATED INCOME                                          1,900,349            5    1,625,175            7
--------------------------------------------------------------------------------------------------------------------------
 r19     NET INCOME OF MINORITY INTEREST                                    104,212            0       96,118            0
--------------------------------------------------------------------------------------------------------------------------
 r20     NET INCOME OF MAJORITY INTEREST                                  1,796,137            5    1,529,057            6
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
 REF                              CONCEPTS                                     CURRENT YEAR              PREVIOUS YEAR
  R
--------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT             %      AMOUNT             %
--------------------------------------------------------------------------------------------------------------------------
 r01     NET SALES                                                       35,185,220          100   24,106,094          100
--------------------------------------------------------------------------------------------------------------------------
 r21     DOMESTIC                                                        10,713,674           30    7,075,267           29
--------------------------------------------------------------------------------------------------------------------------
 r22     FOREIGN                                                         24,471,546           70   17,030,827           71
--------------------------------------------------------------------------------------------------------------------------
 r23     TRANSLATED INTO DOLLARS (***)                                    2,198,590                 1,564,695
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 r08     OTHER INCOME AND (EXPENSE), NET                                    (3,916)          100       21,329          100
--------------------------------------------------------------------------------------------------------------------------
 r49     OTHER INCOME AND (EXPENSE), NET                                     20,025        (511)       21,329          100
--------------------------------------------------------------------------------------------------------------------------
 r34     EMPLOYEES' PROFIT SHARING EXPENSES                                  23,941          611            0            0
--------------------------------------------------------------------------------------------------------------------------
 r35     DEFERRED EMPLOYEES' PROFIT SHARING                                       0            0            0            0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 r06     COMPREHENSIVE FINANCING RESULT                                   (174,661)          100       40,503          100
--------------------------------------------------------------------------------------------------------------------------
 r24     INTEREST EXPENSE                                                    57,288         (33)       24,585           61
--------------------------------------------------------------------------------------------------------------------------
 r42     GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 r45     OTHER FINANCE COSTS                                                      0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 r26     INTEREST INCOME                                                    135,810         (78)      297,898          735
--------------------------------------------------------------------------------------------------------------------------
 r46     OTHER FINANCIAL PRODUCTS                                                 0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 r25     FOREIGN EXCHANGE GAIN (LOSS), NET                                (253,183)          145     (37,879)         (94)
--------------------------------------------------------------------------------------------------------------------------
 r28     RESULT FROM MONETARY POSITION                                            0            0    (194,931)        (481)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 r10     INCOME TAXES                                                     1,036,303          100      620,674          100
--------------------------------------------------------------------------------------------------------------------------
 r32     INCOME TAX                                                         743,255           72      111,522           18
--------------------------------------------------------------------------------------------------------------------------
 r33     DEFERRED INCOME TAX                                                293,048           28      509,152           82
--------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)
AUDITED

----------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                          CURRENT YEAR              PREVIOUS YEAR
   R
----------------------------------------------------------------------------------------------------------------------------
                                                                                        AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------------------------------
  r36    TOTAL SALES                                                                  35,618,819                24,593,431
----------------------------------------------------------------------------------------------------------------------------
  r37    TAX RESULT FOR THE YEAR                                                               0                         0
----------------------------------------------------------------------------------------------------------------------------
  r38    NET SALES (**)                                                               35,185,220                24,106,094
----------------------------------------------------------------------------------------------------------------------------
  r39    OPERATION INCOME (**)                                                         3,143,385                 2,184,017
----------------------------------------------------------------------------------------------------------------------------
  r40    NET INCOME OF MAJORITY INTEREST (**)                                          1,796,137                 1,529,057
----------------------------------------------------------------------------------------------------------------------------
  r41    NET CONSOLIDATED INCOME (**)                                                  1,900,349                 1,625,175
----------------------------------------------------------------------------------------------------------------------------
  r47    OPERATIVE DEPRECIATION AND AMORTIZATION                                         867,150                   549,256
----------------------------------------------------------------------------------------------------------------------------

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                 FROM OCTOBER 1 TO DECEMBER 31 OF 2008 AND 2007
                          (thousands of Mexican pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
 REF                             CATEGORIES                                    CURRENT YEAR              PREVIOUS YEAR
  R
--------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT             %      AMOUNT             %
--------------------------------------------------------------------------------------------------------------------------
 r01     NET SALES                                                        7,617,888          100    5,824,351          100
--------------------------------------------------------------------------------------------------------------------------
 r02     COST OF SALES                                                    7,326,696           96    5,435,842           93
--------------------------------------------------------------------------------------------------------------------------
 r03     GROSS PROFIT                                                       291,192            4      388,509            7
--------------------------------------------------------------------------------------------------------------------------
 r04     OPERATING EXPENSES                                                 916,294           12      352,024            6
--------------------------------------------------------------------------------------------------------------------------
 r05     OPERATING INCOME                                                 (625,102)          (8)       36,485            1
--------------------------------------------------------------------------------------------------------------------------
 r08     OTHER INCOME AND (EXPENSE), NET                                   (56,867)            0     (24,331)            0
--------------------------------------------------------------------------------------------------------------------------
 r06     COMPREHENSIVE FINANCING RESULT                                      58,853            1    (167,318)          (3)
--------------------------------------------------------------------------------------------------------------------------
 r12     EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 r48     NON ORDINARY ITEMS                                                       0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 r09     INCOME BEFORE INCOME TAXES                                       (623,116)          (8)    (155,164)          (3)
--------------------------------------------------------------------------------------------------------------------------
 r10     INCOME TAXES                                                     (172,312)          (2)    (119,559)          (2)
--------------------------------------------------------------------------------------------------------------------------
 r11     INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                     (450,804)          (6)     (35,605)            0
--------------------------------------------------------------------------------------------------------------------------
 r14     DISCONTINUED OPERATIONS                                                  0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
 r18     NET CONSOLIDATED INCOME                                          (450,804)          (6)     (35,605)            0
--------------------------------------------------------------------------------------------------------------------------
 r19     NET INCOME OF MINORITY INTEREST                                  (506,206)          (7)    (140,009)          (2)
--------------------------------------------------------------------------------------------------------------------------
 r20     NET INCOME OF MAJORITY INTEREST                                     55,402            1      104,404            2
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
 REF                              CONCEPTS                                     CURRENT YEAR              PREVIOUS YEAR
  R
--------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT             %      AMOUNT             %
--------------------------------------------------------------------------------------------------------------------------
rt01     NET SALES                                                        7,617,888          100    5,824,351          100
--------------------------------------------------------------------------------------------------------------------------
rt21     DOMESTIC                                                         2,635,143           35    1,559,961           27
--------------------------------------------------------------------------------------------------------------------------
rt22     FOREIGN                                                          4,982,745           65    4,264,390           73
--------------------------------------------------------------------------------------------------------------------------
rt23     TRANSLATED INTO DOLLARS (***)                                      338,726                   420,709
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
rt08     OTHER INCOME AND (EXPENSE), NET                                   (56,867)          100     (24,331)          100
--------------------------------------------------------------------------------------------------------------------------
rt49     OTHER INCOME AND (EXPENSE), NET                                   (41,616)           73     (24,331)          100
--------------------------------------------------------------------------------------------------------------------------
rt34     EMPLOYEES' PROFIT SHARING EXPENSES                                  15,251           27            0            0
--------------------------------------------------------------------------------------------------------------------------
rt35     DEFERRED EMPLOYEES' PROFIT SHARING                                       0            0            0            0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
rt06     COMPREHENSIVE FINANCING RESULT                                      58,853          100    (167,318)          100
--------------------------------------------------------------------------------------------------------------------------
rt24     INTEREST EXPENSE                                                    28,070           48        5,120           -3
--------------------------------------------------------------------------------------------------------------------------
rt42     GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
rt45     OTHER FINANCE COSTS                                                      0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
rt26     INTEREST INCOME                                                     25,685           44       60,589          -36
--------------------------------------------------------------------------------------------------------------------------
rt46     OTHER FINANCIAL PRODUCTS                                                 0            0            0            0
--------------------------------------------------------------------------------------------------------------------------
rt25     FOREIGN EXCHANGE GAIN (LOSS), NET                                   61,238          104     (35,465)           21
--------------------------------------------------------------------------------------------------------------------------
rt28     RESULT FROM MONETARY POSITION                                            0            0    (187,322)          112
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
rt10     INCOME TAXES                                                     (172,312)          100    (119,559)          100
--------------------------------------------------------------------------------------------------------------------------
rt32     INCOME TAX                                                         305,519        (177)    (158,241)          132
--------------------------------------------------------------------------------------------------------------------------
rt33     DEFERRED INCOME TAX                                              (477,831)          277       38,682         (32)
--------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
 REF                                CONCEPTS                                                 CURRENT YEAR    PREVIOUS YEAR
  RT
--------------------------------------------------------------------------------------------------------------------------
                                                                                                AMOUNT           AMOUNT
--------------------------------------------------------------------------------------------------------------------------
 rt47    OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES                              465,209          169,880
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 FROM JANUARY 1 TO DECEMBER 31 OF 2008 AND 2007
                              (thousands of pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                        CURRENT YEAR              PREVIOUS YEAR
   C
--------------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT                    AMOUNT
--------------------------------------------------------------------------------------------------------------------------
  c01    CONSOLIDATED NET INCOME                                                     1,900,349                 1,625,175
--------------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                       1,292,538                 1,062,983
--------------------------------------------------------------------------------------------------------------------------
  c03    RESOURCES FROM NET INCOME FOR THE YEAR                                      3,192,887                 2,688,158
--------------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USED IN OPERATION                                   (1,252,433)                 (304,274)
--------------------------------------------------------------------------------------------------------------------------
  c05    RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES                       1,940,454                 2,383,884
--------------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                                    205,605                 (128,292)
--------------------------------------------------------------------------------------------------------------------------
  c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                                  1,169,155                 2,420,726
--------------------------------------------------------------------------------------------------------------------------
  c08    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                                  1,374,760                 2,292,434
--------------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                    (9,134,628)                 (484,181)
--------------------------------------------------------------------------------------------------------------------------
  c10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                (5,819,414)                 4,192,137
--------------------------------------------------------------------------------------------------------------------------
  c11    CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD                  6,396,155                 2,204,018
--------------------------------------------------------------------------------------------------------------------------
  c12    CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                          576,741                 6,396,155
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                        CURRENT YEAR              PREVIOUS YEAR
   C
--------------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT                    AMOUNT
--------------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                         1,292,538                 1,062,983
--------------------------------------------------------------------------------------------------------------------------
  c13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                                      895,306                   549,256
--------------------------------------------------------------------------------------------------------------------------
  c41    + (-) OTHER ITEMS                                                               397,232                   513,727
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USED IN OPERATION                                     (1,252,433)                 (304,274)
--------------------------------------------------------------------------------------------------------------------------
  c18    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                                290,082                 (237,795)
--------------------------------------------------------------------------------------------------------------------------
  c19    + (-) DECREASE (INCREASE) IN INVENTORIES                                    (2,030,274)                   123,835
--------------------------------------------------------------------------------------------------------------------------
  c20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE                        (251,920)                 (274,808)
--------------------------------------------------------------------------------------------------------------------------
  c21    + (-) INCREASE (DECREASE) IN SUPPLIERS                                          541,938                   255,378
--------------------------------------------------------------------------------------------------------------------------
  c22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                                  197,741                 (170,884)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                                      205,605                 (128,292)
--------------------------------------------------------------------------------------------------------------------------
  c23    + BANK FINANCING                                                              1,334,129                         0
--------------------------------------------------------------------------------------------------------------------------
  c24    + STOCK MARKET FINANCING                                                              0                     (124)
--------------------------------------------------------------------------------------------------------------------------
  c25    + DIVIDEND RECEIVED                                                                   0                         0
--------------------------------------------------------------------------------------------------------------------------
  c26    OTHER FINANCING                                                                 232,943                         0
--------------------------------------------------------------------------------------------------------------------------
  c27    BANK FINANCING AMORTIZATION                                                 (1,325,329)                         0
--------------------------------------------------------------------------------------------------------------------------
  c28    (-) STOCK MARKET FINANCING AMORTIZATION                                               0                         0
--------------------------------------------------------------------------------------------------------------------------
  c29    (-) OTHER FINANCING AMORTIZATION                                               (36,138)                 (128,168)
--------------------------------------------------------------------------------------------------------------------------
  c42    + (-) OTHER ITEMS                                                                     0                         0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  C07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                                    1,169,155                 2,420,726
--------------------------------------------------------------------------------------------------------------------------
  c30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                      112,269                   267,015
--------------------------------------------------------------------------------------------------------------------------
  c31    (-) DIVIDENDS PAID                                                                    0                         0
--------------------------------------------------------------------------------------------------------------------------
  c32    + PREMIUM ON ISSUANCE OF SHARES                                               1,056,886                 2,153,711
--------------------------------------------------------------------------------------------------------------------------
  c33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                           0                         0
--------------------------------------------------------------------------------------------------------------------------
  c43    + (-) OTHER ITEMS                                                                     0                         0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                      (9,134,628)                 (484,181)
--------------------------------------------------------------------------------------------------------------------------
  c34    + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS                          (8,450,796)                         0
--------------------------------------------------------------------------------------------------------------------------
  c35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                              (479,804)                 (485,668)
--------------------------------------------------------------------------------------------------------------------------
  c36    (-) INCREASE IN CONSTRUCTION PROGRESS                                                 0                         0
--------------------------------------------------------------------------------------------------------------------------
  c37    + SALE OF OTHER PERMANENT INVESTMENTS                                                 0                         0
--------------------------------------------------------------------------------------------------------------------------
  c38    + SALE OF TANGIBLE FIXED ASSETS                                                   4,769                         0
--------------------------------------------------------------------------------------------------------------------------
  c39    + (-) OTHER ITEMS                                                             (208,797)                     1,487
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                 FROM JANUARY 1 TO DECEMBER 31 OF 2008 AND 2007
                              (thousands of pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                        CURRENT YEAR              PREVIOUS YEAR
   C
--------------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT                    AMOUNT
--------------------------------------------------------------------------------------------------------------------------
         ACTIVITIES OF OPERATION
--------------------------------------------------------------------------------------------------------------------------
  e01    INCOME (LOSS) BEFORE INCOME TAXES                                             2,936,652                 2,245,849
--------------------------------------------------------------------------------------------------------------------------
  e02    + (-) ITEMS NOT REQUIRING CASH                                                  126,084                         0
--------------------------------------------------------------------------------------------------------------------------
  e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                     759,496                   207,925
--------------------------------------------------------------------------------------------------------------------------
  e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                      57,288                    24,585
--------------------------------------------------------------------------------------------------------------------------
  e05    CASH FLOW BEFORE INCOME TAX                                                   3,879,520                 2,478,359
--------------------------------------------------------------------------------------------------------------------------
  e06    CASH FLOW PROVIDED OR USED IN OPERATION                                     (2,034,270)                 (479,260)
--------------------------------------------------------------------------------------------------------------------------
  e07    CASH FLOW PROVIDED OF OPERATING ACTIVITIES                                    1,845,250                 1,999,099
--------------------------------------------------------------------------------------------------------------------------
         INVESTMENT ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
  e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                     (9,000,056)                 (198,309)
--------------------------------------------------------------------------------------------------------------------------
  e09    CASH FLOW AFTER INVESTING ACTIVITIES                                        (7,154,806)                 1,800,790
--------------------------------------------------------------------------------------------------------------------------
         FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
  e10    NET CASH FROM FINANCING ACTIVITIES                                            1,334,154                 2,397,504
--------------------------------------------------------------------------------------------------------------------------
  e11    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                        (5,820,652)                 4,198,294
--------------------------------------------------------------------------------------------------------------------------
  e12    TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS                              1,238                   (6,171)
--------------------------------------------------------------------------------------------------------------------------
  e13    CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD                          6,396,155                 2,204,032
--------------------------------------------------------------------------------------------------------------------------
  e14    CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                                  576,741                 6,396,155
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)
AUDITED

--------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                        CURRENT YEAR              PREVIOUS YEAR
   C
--------------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT                    AMOUNT
--------------------------------------------------------------------------------------------------------------------------
  e02    + (-) ITEMS NOT REQUIRING CASH                                                  126,084                         0
--------------------------------------------------------------------------------------------------------------------------
  e15    + ESTIMATES FOR THE PERIOD                                                            0                         0
--------------------------------------------------------------------------------------------------------------------------
  e16    + PROVISIONS FOR THE PERIOD                                                           0                         0
--------------------------------------------------------------------------------------------------------------------------
  e17    + (-) OTHER UNREALIZED ITEMS                                                    126,084                         0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                     759,496                   207,925
--------------------------------------------------------------------------------------------------------------------------
  e18    +   DEPRECIATION AND AMORTIZATION FOR THE PERIOD                                895,306                   505,823
--------------------------------------------------------------------------------------------------------------------------
  e19    (-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT                              0                         0
--------------------------------------------------------------------------------------------------------------------------
  e20    + IMPAIRMENT LOSS                                                                     0                         0
--------------------------------------------------------------------------------------------------------------------------
  e21    (-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES                              0                         0
--------------------------------------------------------------------------------------------------------------------------
  e22    (-) DIVIDENDS RECEIVED                                                                0                         0
--------------------------------------------------------------------------------------------------------------------------
  e23    (-) INTEREST INCOME                                                           (135,810)                 (297,898)
--------------------------------------------------------------------------------------------------------------------------
  e24    (-) + OTHER ITEMS                                                                     0                         0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                      57,288                    24,585
--------------------------------------------------------------------------------------------------------------------------
  e25    + ACCRUED INTEREST                                                               57,288                    24,585
--------------------------------------------------------------------------------------------------------------------------
  e26    + (-) OTHER ITEMS                                                                     0                         0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  e06    CASH FLOW PROVIDED OR USED IN OPERATION                                     (2,034,270)                 (479,260)
--------------------------------------------------------------------------------------------------------------------------
  e27    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                                290,082                 (237,795)
--------------------------------------------------------------------------------------------------------------------------
  e28    + (-) DECREASE (INCREASE) IN INVENTORIES                                    (2,030,274)                   123,835
--------------------------------------------------------------------------------------------------------------------------
  e29    + (-)DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES                         (251,920)                 (274,808)
--------------------------------------------------------------------------------------------------------------------------
  e30    + (-) INCREASE DECREASE IN SUPPLIERS                                            541,938                   255,378
--------------------------------------------------------------------------------------------------------------------------
  e31    + (-)INCREASE DECREASE IN OTHER LIABILITIES                                     111,756                 (170,884)
--------------------------------------------------------------------------------------------------------------------------
  e32    + (-) INCOME TAXES PAID OR RETURNED                                           (695,852)                 (174,986)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                     (9,000,056)                 (198,309)
--------------------------------------------------------------------------------------------------------------------------
  e33    (-) PERMANENT INVESTMENT IN SHARES                                          (8,450,796)                         0
--------------------------------------------------------------------------------------------------------------------------
  e34    + DISPOSITION OF PERMANENT INVESTMENT IN SHARES                                       0                         0
--------------------------------------------------------------------------------------------------------------------------
  e35    (-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT                                (479,804)                 (485,668)
--------------------------------------------------------------------------------------------------------------------------
  e36    + SALE OF PROPERTY PLANT AND EQUIPMENT                                            4,769                         0
--------------------------------------------------------------------------------------------------------------------------
  e37    (-) INVESTMENT IN INTANGIBLE ASSETS                                                   0                         0
--------------------------------------------------------------------------------------------------------------------------
  e38    + DISPOSITION OF INTANGIBLE ASSETS                                                    0                         0
--------------------------------------------------------------------------------------------------------------------------
  e39    + OTHER PERMANENT INVESTMENTS                                                         0                         0
--------------------------------------------------------------------------------------------------------------------------
  e40    + DISPOSITION OF OTHER PERMANENT INVESTMENTS                                          0                         0
--------------------------------------------------------------------------------------------------------------------------
  e41    + DIVIDEND RECEIVED                                                                   0                         0
--------------------------------------------------------------------------------------------------------------------------
  e42    + INTEREST RECEIVED                                                             135,810                   297,898
--------------------------------------------------------------------------------------------------------------------------
  e43    + (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                           0                         0
--------------------------------------------------------------------------------------------------------------------------
  e44    + (-) OTHER ITEMS                                                             (210,035)                  (10,539)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  e10    NET CASH FROM FINANCING ACTIVITIES                                            1,334,154                 2,397,504
--------------------------------------------------------------------------------------------------------------------------
  e45    + BANK FINANCING                                                              1,334,129                         0
--------------------------------------------------------------------------------------------------------------------------
  e46    + STOCK MARKET FINANCING                                                              0                     (124)
--------------------------------------------------------------------------------------------------------------------------
  e47    + OTHER FINANCING                                                               232,943                         0
--------------------------------------------------------------------------------------------------------------------------
  e48    (-) BANK FINANCING AMORTIZATION                                             (1,325,329)                         0
--------------------------------------------------------------------------------------------------------------------------
  e49    (-) STOCK MARKET FINANCING AMORTIZATION                                               0                         0
--------------------------------------------------------------------------------------------------------------------------
  e50    (-) OTHER FINANCING AMORTIZATION                                                      0                         0
--------------------------------------------------------------------------------------------------------------------------
  e51    + (-) INCREASE (DECREASE ) IN CAPITAL STOCK                                     112,269                   267,015
--------------------------------------------------------------------------------------------------------------------------
  e52    (-) DIVIDENDS PAID                                                                    0                         0
--------------------------------------------------------------------------------------------------------------------------
  e53    + PREMIUM ON ISSUANCE OF SHARES                                               1,056,887                 2,153,711
--------------------------------------------------------------------------------------------------------------------------
  e54    + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                          0                         0
--------------------------------------------------------------------------------------------------------------------------
  e55    (-) INTEREST EXPENSE                                                           (40,607)                  (24,585)
--------------------------------------------------------------------------------------------------------------------------
  e56    (-) REPURCHASE OF SHARES                                                              0                         0
--------------------------------------------------------------------------------------------------------------------------
  e57    + (-) OTHER ITEMS                                                                     0                     1,487
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                    STATUS OF CHANGES IN STOCKHOLDERS' EQUITY
                          (THOUSANDS OF MEXICAN PESOS)

                                                                    CONSOLIDATED

AUDITED

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            STOCK-
                                                                                                              MINORITY     HOLDERS'
        CONCEPTS                CONTRIBUTED CAPITAL                       EARNED CAPITAL                     INVESTMENT     EQUITY
------------------------------------------------------------------------------------------------------------------------------------
                                           PREMIUM
                                              ON          ACCUMULATED          ACCUMULATED
                              CAPITAL      ISSUANCE        (LOSSES)          COMPREHENSIVE        MAJORITY
                               STOCK      OF SHARES       EARNINGS OR            RESULT           INTEREST
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        OTHER
                                                                EARNINGS    RETAM      COMPRE-
                                                                (LOSSES)   AND ISR     HENSIVE
                                                      RESERVES  TO APPLY  DEFERRED     RESULT
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
2006                         3,763,412      997,606   200,612  6,820,510 -1,044,172    -30,096   10,707,872   2,252,461   12,960,333
------------------------------------------------------------------------------------------------------------------------------------
APPLICATION OF THE
RESULT OF THE EXERCISE
TO ACCUMULATED RESULTS               0            0         0          0          0          0            0           0            0
------------------------------------------------------------------------------------------------------------------------------------
CONSTITUTION OF RESERVES             0            0         0          0          0          0            0           0            0
------------------------------------------------------------------------------------------------------------------------------------
DECREED DIVIDENDS                    0            0         0          0          0          0            0           0            0
------------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE
CAPITAL                        267,015            0         0          0          0          0      267,015      38,436      305,451
------------------------------------------------------------------------------------------------------------------------------------
REPURCHASE OF SHARES                 0            0         0          0          0          0            0           0            0
------------------------------------------------------------------------------------------------------------------------------------
RESERVE FOR THE
ACQUISITION OF SHARES                0            0         0          0          0          0            0           0            0
------------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN
PREMIUM ON ISSUANCE OF
SHARES                               0    2,153,711         0          0          0          0    2,153,711           0    2,153,711
------------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN
MINORITY INVESTMENT                  0            0         0          0          0          0            0           0            0
------------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (*)             0            0         0  1,529,057    205,814     -1,614    1,733,257      99,282    1,832,539
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
2007                         4,030,427    3,151,317   200,612  8,349,567   -838,358    -31,710   14,861,855   2,390,179   17,252,034
------------------------------------------------------------------------------------------------------------------------------------
RECLASSIFICATION INITIAL
BALANCES RESULT FOR
HOLDING OF MONETARY
ASSETS AND DEFERRED TAX
ON INCOME                            0            0         0   -838,358    838,358          0           0            0            0
------------------------------------------------------------------------------------------------------------------------------------
APPLICATION OF THE
RESULT OF THE EXERCISE
TO ACCUMULATED RESULTS               0            0         0          0          0          0           0            0            0
------------------------------------------------------------------------------------------------------------------------------------
CONSTITUTION OF RESERVES             0            0         0          0          0          0           0            0            0
------------------------------------------------------------------------------------------------------------------------------------
DECREED DIVIDENDS                    0            0         0          0          0          0           0            0            0
------------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE
CAPITAL                        112,269            0         0          0          0          0      112,269           0      112,269
------------------------------------------------------------------------------------------------------------------------------------
REPURCHASE OF SHARES                 0            0         0          0          0          0            0           0            0
------------------------------------------------------------------------------------------------------------------------------------
RESERVE FOR THE
ACQUISITION OF SHARES                0            0         0          0          0          0            0           0            0
------------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN
PREMIUM ON ISSUANCE OF
SHARES                               0    1,056,887         0          0          0          0    1,056,887           0    1,056,887
------------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN
MINORITY INVESTMENT                  0            0         0          0          0          0            0       9,794        9,794
------------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (*)             0            0         0  1,796,137          0    356,007    2,152,144     722,369    2,874,513
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
2008                         4,142,696    4,208,204   200,612  9,307,346          0    324,297   18,183,155   3,122,342   21,305,497
------------------------------------------------------------------------------------------------------------------------------------

(*) INCLUDES EARNED AND RECYCLED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

AUDITED

-----------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   D                                                                        FINANCIAL YEAR            FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------
  d01    BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 3.70                    $ 3.27
-----------------------------------------------------------------------------------------------------------------------
  d02    BASIC PROFIT PER PREFERRED SHARE (**)                                  $ 0.00                    $ 0.00
-----------------------------------------------------------------------------------------------------------------------
  d03    DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
-----------------------------------------------------------------------------------------------------------------------
  d04    EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON
         SHARE (**)                                                             $ 3.70                    $ 3.27
-----------------------------------------------------------------------------------------------------------------------
  d05    DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE
         (**)                                                                   $ 0.00                    $ 0.00
-----------------------------------------------------------------------------------------------------------------------
  d08    CARRYING VALUE PER SHARE                                               $36.53                    $31.31
-----------------------------------------------------------------------------------------------------------------------
  d09    CASH DIVIDEND ACCUMULATED PER SHARE                                    $ 0.00                    $ 0.00
-----------------------------------------------------------------------------------------------------------------------
  d10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
-----------------------------------------------------------------------------------------------------------------------
  d11    MARKET PRICE TO CARRYING VALUE                                           0.62 times                1.24 times
-----------------------------------------------------------------------------------------------------------------------
  d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                          6.12 times               11.84 times
-----------------------------------------------------------------------------------------------------------------------
  d13    MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                    0.00 times                0.00 times
-----------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

AUDITED

-----------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   P                                                                        FINANCIAL YEAR            FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------
         YIELD
-----------------------------------------------------------------------------------------------------------------------
  p01    NET INCOME TO NET SALES                                                 5.40%                     6.74%
-----------------------------------------------------------------------------------------------------------------------
  p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                                 8.92%                     9.42%
-----------------------------------------------------------------------------------------------------------------------
  p03    NET INCOME TO TOTAL ASSETS (**)                                         6.17%                     7.12%
-----------------------------------------------------------------------------------------------------------------------
  p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
-----------------------------------------------------------------------------------------------------------------------
  p05    INCOME DUE TO MONETARY POSITION TO NET INCOME                           0.00%                   (11.99%)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
         ACTIVITY
-----------------------------------------------------------------------------------------------------------------------
  p06    NET SALES TO NET ASSETS (**)                                         1.14 times                1.06 times
-----------------------------------------------------------------------------------------------------------------------
  p07    NET SALES TO FIXED ASSETS (**)                                       3.42 times                3.05 times
-----------------------------------------------------------------------------------------------------------------------
  p08    INVENTORIES TURNOVER (**)                                            3.37 times                4.16 times
-----------------------------------------------------------------------------------------------------------------------
  p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   25 days                   32 days
-----------------------------------------------------------------------------------------------------------------------
  p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                       0.20%                    749.09%
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
         LEVERAGE
-----------------------------------------------------------------------------------------------------------------------
  p11    TOTAL LIABILITIES TO TOTAL ASSETS                                      30.86%                    24.47%
-----------------------------------------------------------------------------------------------------------------------
  p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.45 times                0.32 times
-----------------------------------------------------------------------------------------------------------------------
  p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      39.61%                    42.02%
-----------------------------------------------------------------------------------------------------------------------
  p14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   0.00%                     0.00%
-----------------------------------------------------------------------------------------------------------------------
  p15    OPERATING INCOME TO INTEREST PAID                                    54.38 times               88.84 times
-----------------------------------------------------------------------------------------------------------------------
  p16    NET SALES TO TOTAL LIABILITIES (**)                                  3.70 times                4.31 times
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
         LIQUIDITY
-----------------------------------------------------------------------------------------------------------------------
  p17    CURRENT ASSETS TO CURRENT LIABILITIES                                2.48 times                5.05 times
-----------------------------------------------------------------------------------------------------------------------
  p18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 0.80 times                3.33 times
-----------------------------------------------------------------------------------------------------------------------
  p19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.37 times                2.59 times
-----------------------------------------------------------------------------------------------------------------------
  p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                10.97%                    223.63%
-----------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 DIRECTOR REPORT

                                                                    CONSOLIDATED

AUDITED

GUADALAJARA, MEXICO, May 6, 2009- Grupo Simec, S.A.B. de C.V. (AMEX:SIM) ("Simec") announced today final audited results of operations for the year ended December 31, 2008.

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"), and on May 30, 2008 said acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C.V. ("ICH") position themselves as the second-largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix, with 40% of sales in Mexico and 60% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec has already identified significant synergies and economies of scale that will increase the company's operating margins. Grupo San's central location in San Luis Potosi, where Simec is not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico's main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product, resulting from the Mexican government's aggressive infrastructure plan.

The financial statements of Simec include the operations of Grupo San since June 1, 2008.

Pursuant to Mexican Financial Reporting Standards "Bulletin B-7 Acquisitions of Business," Simec is in the process of calculating the goodwill and other intangible assets in the acquisition of Grupo San; as of December 31, 2008, Simec registered the adjustments of the fixed assets and intangible assets, the Company has not concluded the period of identification and measurement of the reasonable values of the acquires assets and liabilities assumed in the acquisition of Grupo San.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Net Sales

Net sales increased 46% to Ps. 35,185 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,532 million) compared to Ps. 24,106 million in 2007. Shipments of finished steel products increased 9% to 2 million 924 thousand tons in 2008 (including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons) compared to 2 million 693 thousand tons in 2007. Total sales outside of Mexico in 2008 increased 44% to Ps. 24,471 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 98 million) compared with Ps. 17,031 million in 2007, while total Mexican sales increased 51% from Ps. 7,075 million in 2007 to Ps. 10,714 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,434 million). The increase in sales can be explained due to higher shipments during 2008, compared with 2007 (a 231,000 tons increase) and 34% increase in the average price of steel products.

Direct Cost of Sales

Direct cost of sales increased 45% from Ps. 20,499 million in 2007 to Ps. 29,796 million in 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,444 million). Direct cost of sales as a percentage of net sales represented 85% in 2008 compared to 85% in 2007. The increase in the direct cost of sales is attributable mainly to an increase of 34% in the average cost of raw materials used to produce steel products in 2008 versus 2007, primarily as a result of increases in the price of scrap and certain other raw materials, as well as a 9% increase in shipments.

Gross Profit

Gross profit in 2008 increase 49% to Ps. 5,389 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 1,010 million) compared to Ps. 3,607 million in 2007. Gross profit as a percentage of net sales was 15% in 2008 and 2007. This increase in gross profit was principally due to an increase of 9% in sales volume.

Operating Expenses

Operating expenses increased 60% to Ps. 2,274 million in 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 433 million and the depreciation and amortization of the tangible and intangible assets of Ps. 270 million registered by the acquisition of Grupo San) compared to Ps. 1,423 million in 2007 and represented 6% of net sales in 2008 and 2007.

Operating Profit

Operating profit increased 43% to Ps. 3,115 million in 2008 (including the operating profit from the newly acquired plants of Grupo San of Ps. 655 million) compared to Ps. 2,184 million in 2007. Operating profit as a percentage of net sales was 9% in 2008 compared to 9% in 2007. The increase in the operating profit was due principally to an increase of 9% in sales volume and an increase of 34% in the average price of steel products.

Comprehensive Financial Cost

Comprehensive financial cost in 2008 represented an expense of Ps. 175 million compared with a gain of Ps. 41 million in 2007. Net interest income was Ps. 79 million in 2008 compared with net interest income of Ps. 274 million in 2007, reflecting the use of cash and debt for the acquisition of Grupo San. At the same time, we registered an exchange loss of Ps. 254 million in 2008 compared with an exchange loss of Ps. 38 million in 2007, reflecting a 25% increase in the value of the dollar versus the peso as of December 31, 2008 compared to December 31, 2007.

Other Expenses (Income) net

The company recorded other expense net of Ps. 4 million in 2008 compared to other income net of Ps. 21 million in 2007.

Income Taxes

Income Taxes recorded Ps. 1,036 million in 2008 (including Ps. 293 million of deferred income taxes) compared to Ps. 621 million in 2007 (including Ps. 509 million of deferred income taxes).

Net Profit

As a result of the foregoing, net profit increased by 17% to Ps. 1,900 million in 2008 from Ps. 1,625 million in 2007.

Liquidity and Capital Resources

As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882). As of December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 from 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2007 was U.S. $363,703).

Net resources provided by operations were Ps. 1,940 million in 2008 versus Ps. 2,384 million of net resources provided by operations in 2007. Net resources provided by financing activities were Ps. 1,375 million in 2008 (which amount includes the capital increase of Ps. 1,169 million in July 2008) versus Ps. 2,292 million of net resources provided by financing activities in 2007 (which amount includes the capital increase of Ps. 2,421 million in February 2007). Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 9,135 million in 2008 (which amount includes Ps. 8,451 million used in the acquisition of Grupo
San) versus net resources used in investing activities (to acquire property, plant and equipment and other non-current assets and liabilities) of Ps. 484 million in 2007.

Comparative Fourth Quarter 2008 vs. Third Quarter 2008

Net Sales

Net sales decreased 28% from Ps. 10,533 million for the third quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,073 million) to Ps. 7,618 million for the fourth quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 945 million). Sales in tons of finished steel decreased 29% to 567 thousand tons in the fourth quarter 2008 compared with 795 thousand tons in the third quarter 2008. The total sales outside of Mexico for the fourth quarter 2008 decreased 32% to Ps. 4,983 million compared with Ps. 7,317 million for the third quarter 2008. Total Mexican sales decreased 18% to Ps. 2,635 million in the fourth quarter 2008 from Ps. 3,216 million in the third quarter 2008. Prices of finished products sold in the fourth quarter 2008 increased approximately 1% compared to the third quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 16% from Ps. 8,726 million in the third quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 663 million) to Ps. 7,327 million for the fourth quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 473 million). With respect to sales, in the fourth quarter 2008, the direct cost of sales represents 96% compared to 83% for the third quarter 2008. The average cost of raw materials used to produce steel products increased 18% in the fourth quarter 2008 versus the third quarter 2008, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2008 decreased 84% to Ps. 291 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 472 million) compared to Ps. 1,807 million in the third quarter 2008 (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 410 million). The gross profit as a percentage of net sales for the fourth quarter 2008 was 4% compared with 17% for the third quarter 2008. The decrease in gross profit was principally due to the increases in the price of scrap and certain other raw materials and the decrease in tons shipped.

Operating Expenses

Operating expenses increased 62% to Ps. 916 million in the fourth quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 232 million and the depreciation and amortization of Ps. 270 of the tangible and intangible assets determined in the acquisition of Grupo San) compared to Ps. 564 million for the third quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 149 million). Operating expenses as a percentage of net sales represented 12% during the fourth quarter 2008 compared to 5% in the third quarter 2008.

Operating Profit

Operating profit was Ps. 1,243 million in the third quarter 2008 (including the operating profit from the newly acquired plants of Grupo San of Ps. 261 million) compared to an operating loss of Ps. 625 million for the fourth quarter 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 240 million). The operating loss as a percentage of net sales in the fourth quarter 2008 was 8% compared to 12% of operating profit in the third quarter 2008. The operating loss was principally due to the decrease in tons shipped and the increases in the price of scrap and certain other raw materials.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2008 represented an income of Ps. 59 million compared with Ps. 25 million of income for the third quarter 2008. Net interest expense was Ps. 2 million in the fourth quarter 2008 compared with Ps. 11 million of net interest expense in the third quarter 2008. At the same time, we registered an exchange gain of Ps. 61 million in the fourth quarter 2008 compared with an exchange gain of Ps. 36 million in the third quarter 2008.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 57 million in the fourth quarter 2008 compared with other income net of Ps. 49 million for the third quarter 2008.

Income Taxes

Income taxes for the fourth quarter 2008 was an income of Ps. 172 million compared to Ps. 483 million of expense for the third quarter 2008.

Net Profit

As a result of the foregoing, net profit was Ps. 834 million in the third quarter 2008 compared to Ps. 451 million of net loss in the fourth quarter 2008.

Comparative Fourth Quarter 2008 vs. Fourth Quarter 2007

Net Sales

Net sales increased 31% from Ps. 5,824 million for the fourth quarter 2007 compared with Ps. 7,618 million for the same period in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 945 million). Sales in tons of finished steel decreased 16% to 567 thousand tons in the fourth quarter 2008 compared with 675 thousand tons in the same period 2007. The total sales outside of Mexico for the fourth quarter 2008 increased 17% to Ps. 4,983 million compared with Ps. 4,264 million for the same period 2007. Total Mexican sales increased 69% to Ps. 2,635 million in the fourth quarter 2008 from Ps. 1,560 millions in the same period 2007. Prices of finished products sold in the fourth quarter 2008 increased approximately by 56% compared to the fourth quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 35% from Ps. 5,436 million in the fourth quarter 2007 to Ps. 7,327 million for the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 473 million). With respect to sales, in the fourth quarter 2008, the direct cost of sales represents 96% compared to 93% for the same period 2007. The average cost of raw materials used to produce steel products increased 60% in the fourth quarter 2008 versus the fourth quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2008 decreased 25% to Ps. 291 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 472 million) compared to Ps. 388 million in the same period 2007. The gross profit as a percentage of net sales for the fourth quarter 2008 was 4% compared with 7% for the same period 2007. The decrease in gross profit was principally due to the decrease in tons shipped and the increases in the price of scrap and certain other raw materials.

Operating Expenses

Operating expenses increased 160% to Ps. 916 million in the fourth quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 232 million and the depreciation and amortization of Ps. 270 of the tangible and intangible assets determined in the acquisition of Grupo San) compared to Ps. 352 million for the same period 2007. Operating expenses as a percentage of net sales represented 12% during the fourth quarter 2008 compared to 6% of the same period 2007.

Operating Profit

Operating profit was Ps. 36 million in the fourth quarter 2007 compared to Ps. 625 million of operating loss for the same period 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 240 million). The operating loss as a percentage of net sales in the fourth quarter 2008 was 8% compared to 1% of operating profit in the same period 2007.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2008 represented a gain of Ps. 59 million compared with an expense of Ps. 168 million for the fourth quarter 2007. Net interest expense was Ps. 2 million in the fourth quarter 2008 compared with Ps. 55 million of net interest income in the fourth quarter 2007. At the same time, we registered an exchange gain of Ps. 61 million in the fourth quarter 2008 compared with an exchange loss of Ps. 36 million in the fourth quarter 2007.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 57 million for the fourth quarter 2008 compared with other expenses net of Ps. 24 million for the same period 2007.

Income Taxes

Income taxes for the fourth quarter 2008 decreased to Ps. 172 million compared to a decrease of Ps. 120 million for the same period 2007.

Net Profit

As a result of the foregoing, net loss was Ps. 451 million in the fourth quarter 2008 compared to Ps. 36 million of net loss in the fourth quarter 2007.

--------------------------------------------------------------------------------
                                  Twelve months       Twelve months         2008
                                 ended December      ended December          vs.
Millions of pesos                   31, 2008            31, 2007            2007
--------------------------------------------------------------------------------
Sales                                35,185              24,106              46%
--------------------------------------------------------------------------------
Cost of Sales                        29,796              20,499              45%
--------------------------------------------------------------------------------
Gross Profit                          5,389               3,607              49%
--------------------------------------------------------------------------------
Operating Expenses                    2,274               1,423              60%
--------------------------------------------------------------------------------
Operating Profit                      3,115               2,184              43%
--------------------------------------------------------------------------------
EBITDA                                4,011               2,733              47%
--------------------------------------------------------------------------------
Net Profit                            1,900               1,625              17%
--------------------------------------------------------------------------------
Sales Outside Mexico                 24,471              17,031              44%
--------------------------------------------------------------------------------
Sales in Mexico                      10,714               7,075              51%
--------------------------------------------------------------------------------
Total Sales (tons)                    2,924               2,693               9%
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                                          4Q08 vs.       4Q08 vs.
(Millions of pesos)                        4Q08               3Q08           4Q07           3Q08           4Q07
-----------------------------------------------------------------------------------------------------------------
Sales                                     7,618              10,533          5,824          (28%)           31%
-----------------------------------------------------------------------------------------------------------------
Cost of Sales                             7,327              8,726           5,436          (16%)           35%
-----------------------------------------------------------------------------------------------------------------
Gross Profit                               291               1,807            388           (84%)          (25%)
-----------------------------------------------------------------------------------------------------------------
Operating Expenses                         916                564             352            62%           160%
-----------------------------------------------------------------------------------------------------------------
Operating Profit                          (625)              1,243            36           (150%)        (1,836%)
-----------------------------------------------------------------------------------------------------------------
EBITDA                                    (160)              1,407            206          (111%)         (178%)
-----------------------------------------------------------------------------------------------------------------
Net Profit                                (451)               834            (36)          (154%)         1,153%
-----------------------------------------------------------------------------------------------------------------
Sales Outside Mexico                      4,983              7,317           4,264          (32%)           17%
-----------------------------------------------------------------------------------------------------------------
Sales in Mexico                           2,635              3,216           1,560          (18%)           69%
-----------------------------------------------------------------------------------------------------------------
Total Sales (tons)                         567                795             675           (29%)          (16%)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                         Thousands   Millions of   Average      Thousands    Millions of    Average
                          of tons       pesos     price per      of tons        pesos      price per
                           twelve       twelve    ton twelve      twelve        twelve     ton twelve
                           months       months      months        months        months       months
                           ended        ended       ended         ended         ended        ended
                          December     December    December      December      December     December
Product                   31, 2008     31, 2008    31, 2008      31, 2007      31, 2007     31, 2007
-----------------------------------------------------------------------------------------------------
SBQ                         2,034       26,165      12,864         1,946        18,419        9,465
-----------------------------------------------------------------------------------------------------
Light Structural              172        1,787      10,391           276         2,162        7,834
-----------------------------------------------------------------------------------------------------
Structural                    183        1,979      10,815           216         1,752        8,112
-----------------------------------------------------------------------------------------------------
Rebar                         467        4,408       9,439           250         1,703        6,810
-----------------------------------------------------------------------------------------------------
Others                         68          845           0             5            70            0
-----------------------------------------------------------------------------------------------------
Total                       2,924       35,185      12,033         2,693        24,106        8,951
-----------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                                        Average                          Average
                       Thousands of    Millions    Average    Thousands     Millions   price per  Thousands   Millions  price per
                           tons        of pesos   price per    of tons      of pesos      ton     of tons    of  pesos     ton
Product                    4Q08          4Q08     ton 4Q08       3Q08         3Q08       3Q08        4Q07       4Q07      4Q07
---------------------------------------------------------------------------------------------------------------------------------
SBQ                        335          5,435      16,224         555         7,858     14,159        497       4,524     9,102
---------------------------------------------------------------------------------------------------------------------------------
Light Structural           30             339      11,302          41           482     11,756         59        457      7,754
---------------------------------------------------------------------------------------------------------------------------------
Structural                 33             371      11,243          40           488     12,200         45        357      7,930
---------------------------------------------------------------------------------------------------------------------------------
Rebar                      146          1,210      8,287          127         1,324     10,425         70        456      6,510
---------------------------------------------------------------------------------------------------------------------------------
Others                     23             263        0             32           381       0            4         31         0
---------------------------------------------------------------------------------------------------------------------------------
Total                      567          7,618      13,435         795        10,533     13,249        675       5,824     8,629
---------------------------------------------------------------------------------------------------------------------------------

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                            FINANCIAL STATEMENT NOTES

                                                                    CONSOLIDATED

AUDITED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards
(MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants
(IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. (CINIF).

b. The main subsidiaries of SIMEC are the following:

o     Compania Siderurgica de California, S.A. de C.V.

o     Industrias del Acero y del Alambre, S.A. de C.V.

o     Pacific Steel Inc.

o     SimRep Corporation and PAV Republic and Subsidiaries

o     Corporacion Aceros DM, S.A. de C.V.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries' inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries' inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. The Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at December 31, 2008 the fair value of natural gas were recognized within the comprehensive income account in stockholders' equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of December 31, 2008 are as follows:

                                                                 Years
                                                                 -----
       Buildings.............................................. 15 to 50
       Machinery and equipment................................ 10 to 40
       Buildings and improvements (Republic).................. 10 to 25
       Land improvements (Republic)...........................  5 to 25
       Machinery and equipment (Republic).....................  5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January

1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2008 sales to five customers accounted for approximately 34% of the Republic's sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882). As of December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 from 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2007 was U.S. $363,703).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 13,320 (U.S. $983,875) at December 31, 2008, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS

                                                                    CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
                                                                                                       NUMBER OF
                   COMPANY NAME                                           MAIN ACTIVITIES                SHARES   OWNERSHIP
---------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
---------------------------------------------------------------------------------------------------------------------------
Cia Siderurgica de Guadalajara                                               Sub-Holding                             99.99
---------------------------------------------------------------------------------------------------------------------------
Simec International                                            Production and sales of steel products                99.99
---------------------------------------------------------------------------------------------------------------------------
Arrendadora Simec                                              Production and sales of steel products               100.00
---------------------------------------------------------------------------------------------------------------------------
Pacific Steel                                                              Scrap purchase                           100.00
---------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica del Pacifico                                               Rent of land                             99.99
---------------------------------------------------------------------------------------------------------------------------
Coordinadora de Servicios Siderurgicos de Calidad                      Administrative services                      100.00
---------------------------------------------------------------------------------------------------------------------------
Comercializadora Simec                                                 Sales of steel products                       99.99
---------------------------------------------------------------------------------------------------------------------------
Industrias del Acero y del Alambre                                     Sales of steel products                       99.99
---------------------------------------------------------------------------------------------------------------------------
Procesadora Mexicali                                                       Scrap purchase                            99.99
---------------------------------------------------------------------------------------------------------------------------
Servicios Simec                                                        Administrative services                      100.00
---------------------------------------------------------------------------------------------------------------------------
Sistemas de Transporte de Baja California                                 Freight services                          100.00
---------------------------------------------------------------------------------------------------------------------------
Operadora de Metales                                                   Administrative services                      100.00
---------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios Siderurgicos de Tlaxcala                        Administrative services                      100.00
---------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios Siderurgicos de Tlaxcala                   Administrative services                      100.00
---------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios de la Industria Siderurgica                     Administrative services                      100.00
---------------------------------------------------------------------------------------------------------------------------
SimRep                                                                       Sub-Holding                             50.22
---------------------------------------------------------------------------------------------------------------------------
PAV Republic                                                   Production and sales of steel products                50.22
---------------------------------------------------------------------------------------------------------------------------
CSG Comercial                                                          Sales of steel products                       99.95
---------------------------------------------------------------------------------------------------------------------------
Comercializadora de Aceros de Tlaxcala                                 Sales of steel products                       99.95
---------------------------------------------------------------------------------------------------------------------------
Siderurgica de Baja California                                         Sales of steel products                       99.95
---------------------------------------------------------------------------------------------------------------------------
Corporacion Aceros DM                                          Production and sales of steel products               100.00
---------------------------------------------------------------------------------------------------------------------------
Productos Siderurgicos Tlaxcala                                        Sales of steel products                      100.00
---------------------------------------------------------------------------------------------------------------------------
Comercializadora MSAN                                                  Sales of steel products                      100.00
---------------------------------------------------------------------------------------------------------------------------
Comercializadora Aceros DM                                             Sales of steel products                      100.00
---------------------------------------------------------------------------------------------------------------------------
Promotora de Aceros San Luis                                           Sales of steel products                      100.00
---------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN SUBSIDIARIES
---------------------------------------------------------------------------------------------------------------------------
ASSOCIATEDS
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                         0
---------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                                                                          0
---------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                           0.00
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                    0
---------------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)

                                                                    CONSOLIDATED

AUDITED

------------------------------------------------------------------------------------------------------------------------------------
                                                   Denominated in Pesos                     Denominated in Foreign Currency
                                                   (Thousands of Pesos)                          (Thousands of Pesos)
------------------------------------------------------------------------------------------------------------------------------------
Credit Type /   Amortization    Rate of
Institution         Date        Interest                 Time Interval                               Time Interval
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Until                                            Until
                                                                                5                                                5
                                                         Until  Until  Until  Years                       Until  Until  Until  Years
                                       Current  Until 1    2      3      4      or    Current    Until 1    2      3      4      or
                                         Year     Year   Years  Years  Years   More     Year       Year   Years  Years  Years   More
------------------------------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------------------------------
                                Libor
GE Capital        20/05/2010    + 0.25                                                            8,800
------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                0          0    0      0      0      0        0        8,800     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
LISTED IN THE
STOCK EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
------------------------------------------------------------------------------------------------------------------------------------
Medium Term
Notes             15/12/1998      9.33     0          0    0      0      0      0        0        4,055     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK
EXCHANGE                                   0          0    0      0      0      0        0        4,055     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
Various                                    0    443,522    0      0      0      0        0    2,956,250     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                            0    443,522    0      0      0      0        0    2,956,250     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
OTHER LOANS
WITH COST
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      0            0  0      0      0      0        0            0     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES
WITHOUT COST
------------------------------------------------------------------------------------------------------------------------------------
Various                                    0      737,785  0      0      0      0        0      806,482     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      0      737,785  0      0      0      0        0      806,482     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      0    1,181,307  0      0      0      0        0    3,775,587     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

NOTES: The exchange rate of the peso to the U.S. Dollar at December 31, 2008 was Ps. 13.5383

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

                                                                    CONSOLIDATED
AUDITED

----------------------------------------------------------------------------------------------------------------------------
                                                       DOLLARS                         OTHER CURRENCIES              TOTAL
----------------------------------------------------------------------------------------------------------------------------
                                              THOUSANDS        THOUSANDS         THOUSANDS         THOUSANDS       THOUSANDS
   FOREIGN CURRENCY POSITION                 OF DOLLARS        OF PESOS          OF DOLLARS         OF PESOS       OF PESOS
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    169,629        2,296,508                1                19        2,296,527
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                            277,676        3,758,261              630             8,526        3,766,787
----------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION                 277,676        3,758,261              630             8,526        3,766,787
----------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                        0                0                0                 0                0
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                   (108,047)      (1,461,753)            (629)           (8,507)      (1,470,260)
----------------------------------------------------------------------------------------------------------------------------

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2008 WAS PS. 13.5383

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                DEBT INSTRUMENTS

                                                                    CONSOLIDATED

AUDITED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

      A)    Current assets to current liabilities must be 1.0 times or more.

      B)    Total liabilities to total assets do not be more than 0.60.

      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES

      A)    Accomplished the actual situation is 2.45 times.

      B)    Accomplished the actual situation is 0.29

      C)    Accomplished the actual situation is 93.89

      As of December 31, 2008, the remaining balance of the MTNs not exchanged amounts to Ps. 4,055 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                                    CONSOLIDATED

AUDITED

--------------------------------------------------------------------------------------------------------------------------
                                                                                              PLANT
                PLANT OR CENTER                            ECONOMIC ACTIVITY                CAPACITY       UTILIZATION (%)
--------------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                            PRODUCTION AND SALES OF STEEL PRODUCTS        480              77.60
--------------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                               PRODUCTION AND SALES OF STEEL PRODUCTS        250              75.77
--------------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE               SALE OF STEEL PRODUCTS                          0                0
--------------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS                       PRODUCTION AND SALES OF STEEL PRODUCTS        460              82.13
--------------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                           PRODUCTION OF BILLET                         1,380             64.20
--------------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                           PRODUCTION OF BILLET                         1,150             76.50
--------------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                          PRODUCTION AND SALES OF STEEL PRODUCTS        840              71.10
--------------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL                      PRODUCTION AND SALES OF STEEL PRODUCTS        600              75.40
--------------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY                   PRODUCTION AND SALES OF STEEL PRODUCTS        125              74.30
--------------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                        PRODUCTION AND SALES OF STEEL PRODUCTS        70               46.90
--------------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY                     PRODUCTION AND SALES OF STEEL PRODUCTS        60               51.10
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                               MAIN RAW MATERIALS

                                                                    CONSOLIDATED

AUDITED

-------------------------------------------------------------------------------------------------------------
                                                                                 DOMESTIC          COST
   DOMESTIC        MAIN SUPPLIERS           FOREIGN         MAIN SUPPLIERS     SUBSTITUTION    PRODUCTION (%)
-------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          SCRAP                   VARIOUS              NO            10.20
-------------------------------------------------------------------------------------------------------------
SCRAP                 VARIOUS          PLANTS IN MEXICO                             YES           51.46
-------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          COKE                    VARIOUS              NO            26.50
-------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          PELLETS                 VARIOUS              NO             5.30
-------------------------------------------------------------------------------------------------------------
FERROALLOYS           VARIOUS          PLANTS IN MEXICO                             YES            7.76
-------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          FERROALLOYS             VARIOUS              NO             6.00
-------------------------------------------------------------------------------------------------------------
ELECTRODES            VARIOUS          PLANTS IN MEXICO        VARIOUS              YES            1.79
-------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          ELECTRODES              VARIOUS              NO             1.10
-------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                          SALES DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                 DOMESTIC SALES
AUDITED

--------------------------------------------------------------------------------
   MAIN PRODUCTS                     NET SALES              MAIN DESTINATION
--------------------------------------------------------------------------------
                                VOLUME     AMOUNT       TRADEMARKS     CUSTOMERS
--------------------------------------------------------------------------------
STRUCTURAL PROFILES               143     1,562,615
--------------------------------------------------------------------------------
COMMERCIAL PROFILES                55       601,003
--------------------------------------------------------------------------------
REBAR                             378     3,638,583
--------------------------------------------------------------------------------
FLAT BAR                           81       801,724
--------------------------------------------------------------------------------
STEEL BARS                        304     3,264,473
--------------------------------------------------------------------------------
OTHER                               4       224,466
--------------------------------------------------------------------------------
BILLET                             26       210,347
--------------------------------------------------------------------------------
MALLA                              17       178,614
--------------------------------------------------------------------------------
CASTILLOS                           6        76,093
--------------------------------------------------------------------------------
ALAMBRON                           15       155,756
--------------------------------------------------------------------------------
T O T A L                                10,713,674
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOREIGN SALES                            24,471,546
--------------------------------------------------------------------------------
TOTAL                                    35,185,220
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                          SALES DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                  FOREIGN SALES

AUDITED

--------------------------------------------------------------------------------
   MAIN PRODUCTS                     NET SALES              MAIN DESTINATION
--------------------------------------------------------------------------------
                                VOLUME     AMOUNT       TRADEMARKS     CUSTOMERS
--------------------------------------------------------------------------------
EXPORTS
--------------------------------------------------------------------------------
STRUCTURAL PROFILES                40       416,458
--------------------------------------------------------------------------------
COMMERCIAL PROFILES                21       203,603
--------------------------------------------------------------------------------
REBAR                              89       769,551
--------------------------------------------------------------------------------
STEEL BARS                         43       496,084
--------------------------------------------------------------------------------
FLAT BAR                           15       180,986
--------------------------------------------------------------------------------
BILLET                              0             0
--------------------------------------------------------------------------------
FOREIGN SUBSIDIARIES
--------------------------------------------------------------------------------
HOT-ROLLED BARS                   944    12,754,052
--------------------------------------------------------------------------------
COLD-FINISHED BARS                131     2,390,303
--------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS
TUBE ROUNDS                       350     3,991,389
--------------------------------------------------------------------------------
OTHER SEMI-FINISHED
TRADE PRODUCTS                    262     3,269,120
--------------------------------------------------------------------------------
T O T A L                                24,471,546
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                                                    CONSOLIDATED

AUDITED

THE PROJECTS IN PROGRESS AT DECEMBER 31, 2008, ARE:

      PROJECTS IN PROGRESS                                 TOTAL INVESTMENT

PROJECTS IN REPUBLIC                                           195,561
PROJECTS IN MEXICALI                                           158,992
PROJECTS IN TLAXCALA                                            18,154
PROJECTS IN GUADALAJARA                                         10,674
PROJECTS IN SAN LUIS (GRUPO SAN)                                 3,216
                                                               -------
TOTAL INVESTMENT AT DECEMBER 31, 2008                          386,597
                                                               -------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

               TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF
                   FINANCIAL STATEMENTS OF FOREIGN OPERATIONS

                      INFORMATION RELATED TO BULLETIN B-15

                                                                    CONSOLIDATED

AUDITED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for assets and liabilities.

- Applying the prevailing historical exchange rate for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES
AUDITED

--------------------------------------------------------------------------------------------------------------
          NOMINAL     VALID                                                                   CAPITAL STOCK
SERIES     VALUE     COUPON                          NUMBER OF SHARES                     (Thousands of Pesos)
--------------------------------------------------------------------------------------------------------------
                                FIXED         VARIABLE
                               PORTION         PORTION      MEXICAN   FREE SUBSCRIPTION    FIXED     VARIABLE
--------------------------------------------------------------------------------------------------------------
  B                           90,850,050     406,859,164       0         497,709,214      441,786    1,978,444
--------------------------------------------------------------------------------------------------------------
TOTAL                         90,850,050     406,859,164       0         497,709,214      441,786    1,978,444
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 497,709,214
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED
AUDITED

R20: PRO FORMA FINANCIAL INFORMATION

      The following combined pro forma financial information (unaudited) is based on the Company's historical financial statements, adjusted to include the effects of the acquisition of Grupo San.

      The pro forma information (unaudited) assumes that the acquisition was conducted at the beginning of 2008 and 2007, respectively, and is based on the available information and certain assumptions that management considered reasonable.

      The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company's results of operations.

                                          Year ended         Year ended
                                         December 31,       December 31,
                                             2008               2007
                                         ------------       ------------
           Net sales                  Ps.   37,870       Ps.   28,402
           Marginal profit                   6,302              4,587
           Net income                 Ps.    2,378       Ps.    1,867
                                            ------             ------
           Earnings per share                 4.90               3.99
                                            ======             ======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

AUDITED

              DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR
                   THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

       ING LUIS GARCIA LIMON                    C.P. JOSE FLORES FLORES
       CHIEF EXECUTIVE OFFICER                  CHIEF FINANCIAL OFFICER

                       GUADALAJARA, JAL, AT MAY 6 OF 2009.